UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________________________

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
 SECURITIES EXCHANGE ACT OF 1934

For the month of October 2018

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TAT TECHNOLOGIES LTD.
(Translation of registrant’s name into English)

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P.O.BOX 80, Gedera 70750 Israel
(Address of registrant’s principal executive office)

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Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒ If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

TAT Technologies Ltd.

6-K Items

1.	TAT Technologies Ltd. Reports results of October 2018 Annual General Meeting of Shareholders.

ITEM 1

TAT Technologies Reports results of October 2018 Annual General Meeting of Shareholders

GEDERA, Israel, Thursday, October 4, 2018– TAT Technologies Ltd. (Nasdaq: TATT - News), a leading provider of services and products to the commercial and military aerospace and ground defense industries, reports as follows:

The Annual General Meeting of the shareholders (the ”Meeting”) of TAT Technologies Ltd. (the “Company”) was held on Thursday, October 4, 2018 at 17:00 P.M. Israel time, at the offices of Naschitz, Brandes, Amir & Co., Advocates, located at 5 Tuval Street, Tel-Aviv, Israel.

At the Meeting, all proposals set forth in the Company's proxy statement sent in connection with the meeting and furnished to the Securities and Exchange Commission on August 30, 2018 as amended on September 9, 2018 (the "Proxy Statement"), were approved by the required majority, in accordance with the Israeli Companies Law 5759-1999.

For further information concerning the abovementioned proposals, please refer to the Proxy Statement.

About TAT Technologies LTD.

TAT Technologies Ltd. is a leading provider of services and products to the commercial and military aerospace and ground defense industries. TAT operates under four segments: (i) Original equipment manufacturing (“OEM”) of heat transfer solutions and aviation accessories through its Gedera facility; (ii) MRO services for heat transfer components and OEM of heat transfer solutions through its Limco subsidiary; (iii) MRO services for aviation components through its Piedmont subsidiary; and (iv) Overhaul and coating of jet engine components through its Turbochrome subsidiary. TAT controlling shareholders is the FIMI Private Equity Fund.

TAT’s activities in the area of OEM of heat transfer solutions and aviation accessories primarily include the design, development and manufacture of (i) broad range of heat transfer solutions, such as pre-coolers heat exchangers and oil/fuel hydraulic heat exchangers, used in mechanical and electronic systems on board commercial, military and business aircraft; (ii) environmental control and power electronics cooling systems installed on board aircraft in and ground applications; and (iii) a variety of other mechanical aircraft accessories and systems such as pumps, valves, and turbine power units.

TAT’s activities in the area of MRO Services for heat transfer components and OEM of heat transfer solutions primarily include the MRO of heat transfer components and to a lesser extent, the manufacturing of certain heat transfer solutions. TAT’s Limco subsidiary operates an FAA-certified repair station, which provides heat transfer MRO services for airlines, air cargo carriers, maintenance service centers and the military.

TAT’s activities in the area of MRO services for aviation components include the MRO of APUs, landing gears and other aircraft components. TAT’s Piedmont subsidiary operates an FAA-certified repair station, which provides aircraft component MRO services for airlines, air cargo carriers, maintenance service centers and the military.

TAT’s activities in the area of overhaul and coating of jet engine components includes the overhaul and coating of jet engine components, including turbine vanes and blades, fan blades, variable inlet guide vanes and afterburner flaps.

For more information of TAT Technologies Ltd., please visit our web-site:
www.tat-technologies.com

Contact:

Mr. Ehud Ben-Yair, CFO
CFO
Tel: +972-8-8628500
ehudb@tat-technologies.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

TAT TECHNOLOGIES LTD. (Registrant) By: /s/ Ehud Ben-Yair Ehud Ben-Yair Chief Financial Officer

Date: October 4, 2018